UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted at general ordinary and extraordinary shareholders’ meeting on November 25, 2015
2.	Resolutions adopted at Series “B” special shareholders’ meeting on November 25, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: November 27, 2015

Item 1

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.,

GENERAL ORDINARY AND EXTRAODINARY SHAREHOLDERS’ MEETING.

NOVEMBER 25, 2015.

ITEM I

Report regarding the waiver, appointment and, if applicable, ratification of the Owner and Alternate members of the Board of Directors, corresponding to the Series “F” and “B” shares representing the capital stock. Determination of their compensation.

RESOLUTIONS

FIRST.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A. de C.V., agrees to the ratification of each person indicated below to the positions mentioned below so that as of January 1, 2016 the Board of Directors shall be comprised as follows:

Series “F” Non Independent Members
D. Marcos Alejandro Martínez Gavica	Owner Member
D. Héctor Blas Grisi Checa	Owner Member
D. Rodrigo Echenique Gordillo	Owner Member
D. Ángel Rivera Congosto	Owner Member
D. Rodrigo Brand de Lara	Owner Member
D. Vittorio Corbo Lioi	Alternate Member
D. Francisco Javier Hidalgo Blazquez	Alternate Member
D. Pedro José Moreno Cantalejo	Alternate Member
D. Fernando Borja Mujica	Alternate Member
Series “F” Independent Members
D. Guillermo Güemez García	Owner Member
D. Joaquín Vargas Guajardo	Owner Member
D. Juan Gallardo Thurlow	Owner Member
D. Eduardo Carredano Fernández	Alternate Member
D. Jesús Federico Reyes Heroles González Garza	Alternate Member

Series "B" Independent Members
D. Fernando Solana Morales	Owner Member
D. Fernando Ruíz Sahagún	Owner Member
D. Alberto Torrado Martínez	Owner Member
D. Gina Lorenza Diez Barroso Azcárraga	Owner Member
D. Enrique Krauze Kleinbort	Alternate Member
D. Antonio Purón Mier y Terán	Alternate Member

It is hereby recorded that any of the Alternate Directors, may substitute in the case of absences of the Regular Directors, provided that the alternate directors of the independent directors shall have the same capacity.

Likewise, it is expressly recorded:

i).	That the persons appointed and ratified, have expressed their acceptance to such positions in accordance with the preceding resolutions.

ii).	That Series “F” and Series “B” shareholders fully agree that the Company’s Board of Directors is comprised as approved by this Meeting.”

SECOND.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A. de C.V., hereby records the Corporation’s appreciation to the Regular and Alternate Non-Independent Members, to the waiver made to receive any compensation that might correspond to them for the exercise of their positions.”

ITEM II

Proposal and, if applicable, approval to decree payment of a dividend in cash, to the Corporation’s shareholders, up to the amount and on the date determined by the Meeting.

RESOLUTIONS

THIRD.- “The Shareholders’ Meeting approves to decree payment of a cash dividend to the Corporation’s Shareholders, from the “Results from Previous Years” account the amount of $3,226,000,000.00 M.N. (Three thousand two hundred and twenty six million pesos 00/100 National Currency) which is proposed to be paid on December 22, 2015.

FOURTH.- “It is agreed that such dividend will be distributed to the Shareholders in proportion to the number of shares they own, at the ratio of $0.475362846 M.N. per share.”

FIFTH.- The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A. de C.V., herby agrees to authorize Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martínez Gavica, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil, so that jointly or indistinctively carry out all the acts necessary to publish the Notice to Shareholder in the Official Journal of the Federation, as well as the newspapers “El Financiero” and “El Economista”.

POINT III

Proposal and, if applicable, approval to carry out the amendment of the Corporation’s By-Laws, in order to incorporate the measures to avoid Conflict of Interests established in the General Rules of Financial Groups published by the Official Journal of the Federation on December 31, 2014.

RESOLUTION

SIXTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V, agrees to amend the Chapter X of the Corporate By-Laws in order to incorporate the measures to avoid Conflict of Interests, as provided by the General Rules of Financial Groups published in the Official Journal of the Federation on December 31, 2014, being drafted as follows:

CHAPTER X

CRITERIA TO AVOID CONFLICTS OF INTEREST

SIXTY THIRD.- Pursuant to the provisions of article 14, subsection I of the Law Regulating Financial Groups and the General Rules of Financial Groups, the Corporation shall avoid in its activity and operation conflicts of interest among the members of the Group, and for such purpose shall established general guidelines and criteria.

The Corporation shall keep and apply preventive policies in its management and organization in order to adopt reasonable measures destined to impede the generation of conflicts of interest that harm the management authorities, management, conduction and execution of business of any of the Financial Entities that are part of the Financial Group, for which it shall have internal control, operation and policy and risk assessment handbooks that shall apply to its Financial Entities.

The internal control, operation and policy and risk assessment handbooks shall contain the measures to avoid conflicts of interests, controls and procedures, as well as guidelines for the resolution of conflicts of interest that arise, irrespective of the preventive measures established, such handbooks shall be approved by the Board of Directors both of the Group as of its Financial Entities.

The policies to avoid conflicts of interest shall establish a general methodology for the identification and management thereof, by means of the identification and analysis of potential conflicts of interest likewise it will assess the measures established to avoid conflict of interests.

In this respect, the following general criteria establish that they shall contain the policies to avoid conflicts of interest among the Financial Entities members of the Financial Group:

i.	Financial Entities that are part of the Group shall separate their activities in order for each entity to develop their own functions both from the legal, financial and operational standpoint, with which it is intended to avoid that entities are exposed to multiplicity of roles, that might derive from a conflict of interest;

ii.	Financial Entities shall not use information from other entities in detriment of the latter or of the members of the group, or in its own benefit, for which they shall abstain from exercising any type of pressure, persuasion or transfer of confidential, privileged or relevant information by the personnel that works at any of the Business Units of a Financial Entity towards the personnel of the other Financial Entity member of the Group that may generate a conflict of interest among the entities that are part of the Group;

iii.	To control the flow of information among directors and employees of the Business Units of the Financial Entities that participate in activities that may generate a conflict of interest, they shall keep professional secret with respect to the non-public data or information of which they have knowledge as consequence of the exercise of their professional activity, for which they shall establish control policies and guidelines of information and confidentiality;

iv.	Financial Entities shall use filing systems to keep records of the services and activities of the Business Units, when it is assumed or proven that these acted with a conflict of interest, this in order to facilitate the identification and management of any potential conflict of interest;

v.	The members, directors and employees both of the Financial Group as of its Entities shall abstain from making any decision or performing any act that generates a conflict of interest, for which they shall act so that their particular interests, those of its family members or other persons linked to them are not above the Group, its Financial Entities or its clients; likewise, they shall abstain from participating in transactions of any type carried out by an entity of the Group where there is an own interest or of any linked person, shall not participate nor influence the procedures for hiring products or services with corporations or persons with whom they have an economic or family relationship;

vi.	Conflicts of interest of Financial Entities shall be resolved by the relevant directors thereof subject to the policies and procedures approved by the Board of Directors with the support from the Audit Committee;

vii.	Financial Entities shall establish a conflict of interest prevention system which shall address the purposes, guidelines and policies of internal control that are included in special laws and other provisions applicable;

viii.	The internal control body of Financial Entities shall carry out an annual review with respect to the systems and controls among its Business Units, to prevent conflicts of Interest;

ix.	The Group shall do whatever is necessary for the transactions carried out among the financial entities controlled by it, do not significantly stray from the prevailing conditions in the market for the type of transactions in question, that is referring to market prices or supported by appraisals carried out by specialists external agents;

x.	Financial Entities shall operate pursuant to the legal provisions applicable to the main activity, likewise they shall supervise that their operation policies match those established by the Group’s executive directorate;

xi.	Joint transactions carried out by the Financial Entities belonging to the Financial Group shall be carried out pursuant to the healthy practices and commercial, banking or stock uses;

xii.	Financial Entities shall establish the internal standards of behavior, such as rules for the integrity of procedures, and shall follow controls and processes established in the internal control, operation and policy and risk assessment handbooks, prepared for each of the Financial Entities that are part of the Group.

xiii.	Operational and services common policies established by the entities will avoid practices that affect the development and healthy operation of any of the entities members of the Group, the public interests of users, creditors or shareholders of one of the Financial Entities in benefit of the other;

The audit committee of the Financial Group and, if applicable, that of its Financial Entities, shall be responsible for the implementation of the prevention system of conflicts of Interest, and shall at all times attempt that its operation is according to the strategies and purposes of the Financial Entities, taking the preventive and corrective measures necessary to correct any deficiency detected in a reasonable term, addressing to the characteristics of the referred measures.”

It is hereby recorded that this Resolution is subject to a suspensive condition that the Corporation attains the corresponding approval by the Ministry of Finance and Public Credit, as well as others required and necessary.”

SEVENTH.- “It is hereby authorized Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martínez Gavica, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil so that any of them or the person appointed by them carried out any acts, sign and subscribe the agreements, certificates and instruments necessary to implement the previous agreements, including, without limitation, performing any proceedings necessary before any governmental authority and attaining any authorizations, releasing them from any liability resulting from the performance of such acts, as well as making changes that the same authorities require without the need of being approved again by this Meeting.”

POINT IV

Appointment of special representatives to formalize and enforce the resolutions adopted by the meeting.

RESOLUTION

EIGHTH.- “Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martínez Gavica, Alfredo Acevedo Rivas, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil are hereby authorized, so that any of them indistinctively by themselves or by the persons determined by them, carry out all the proceedings necessary before the competent authorities in order to attain the corresponding authorizations to comply with the resolutions adopted by this Meeting.

Likewise, the same persons are hereby appointed so that in their capacity as Special Representatives of this Meeting on behalf and representation of the Corporation, indistinctively any of them, appear before the Notary Public of their choice in order to formalize, fully or where relevant the content of this minute, and if deemed necessary or convenient, to prepare, sign and present the notices required before any authority.

Item 2

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.,

SERIES "B" SPECIAL SHAREHOLDERS’ MEETING.

NOVEMBER 25, 2015.

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares, representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., hereby agrees to ratify all the members of the Board of Directors representative of this Series of Shares.”

SECOND.- “It is hereby recorded that the representatives of the Series “B” Shares’ in the Board of Directors of Grupo Financiero Santander México, S.A. B. de C.V., shall be comprised as follows:

SERIES “B” DIRECTORS INDEPENDENT

Don Fernando Solana Morales	Regular Director
Don Fernando Ruíz Sahagún	Regular Director
Don Alberto Torrado Martínez	Regular Director
Doña Gina Lorenza Diez Barroso Azcárraga	Regular Director
Don Enrique Krauze Kleinbort	Alternate Director
Don Antonio Purón Mier y Terán	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors.”

ITEM II

Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting.

R E S O L U T I O N

THIRD.- "Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Fernando Borja Mujica y Rocío Erika Bulhosen Aracil, are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”

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